May 6, 2019

Stacey S. Maris
Assistant General Counsel
AT&T Inc.
One AT&T Plaza
208 S. Akard Street
Dallas, TX 75202

       Re: AT&T Inc.
           Registration Statement on Form S-4
           Filed on May 2, 2019
           File No. 333-231171

Dear Ms. Maris:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Patrick Brown